# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Ltd, CIK 0001715497
CUSIP: G1466R207
Title of class of securities: Common Stock, and Borr Drilling Limited USD 250,000,000 5.00 per cent. senior unsecured convertible bonds 2023/2028
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, 2ND FLOOR 9 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-20-000920
Filed by CIK 0000940594

## Reporting persons
- Orbis Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 14,345,123; shared voting power 0; sole dispositive power 14,345,123; shared dispositive power 0; aggregate amount beneficially owned 14,345,123 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Borr Drilling Ltd
Address of issuer's principal executive offices:
S.E. PEARMAN BUILDING
2ND FLOOR 9 PAR-LA-VILLE ROAD
HAMILTON, BERMUDA
HM11

## Item 2. Person Filing
Name of person filing: Orbis Investment Management Limited
Address of principal business office or, if none, residence:
25 Front Street
Hamilton HM11, Bermuda
Citizenship: Orbis Investment Management Limited - BERMUDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 14345123; 12,238,331 common shares, plus 14,800,000 Convertible Rights, representing 2,106,792 common shares upon conversion.
Percent of class: 5.4
Sole power to vote or to direct the vote: Orbis Investment Management Limited - 14,345,123
Shared power to vote or to direct the vote: Orbis Investment Management Limited - 0
Sole power to dispose or to direct the disposition: Orbis Investment Management Limited - 14,345,123
Shared power to dispose or to direct the disposition: Orbis Investment Management Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Limited.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Orbis Investment Management Limited: Matt Gaarder, Attorney-in-Fact (02/14/2025)